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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*



                Merlin Software Technologies International, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59011Y108
                  --------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)
  [X] Rule 13d-1(c)
    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                          -------------------------------

 CUSIP NO. 59011Y108        SCHEDULE 13G          PAGE   2  OF   11  PAGES
                                                        ---     ----
---------------------                          -------------------------------



--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Narragansett I, LP
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  [X]
                                                                       (b)

--------------------------------------------------------------------------------

    3       SEC USE ONLY
--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                           5      SOLE VOTING POWER
   NUMBER OF
                                           916,130
    SHARES
                        --------------------------------------------------------
 BENEFICIALLY              6      SHARED VOTING POWER

   OWNED BY                                0
                        --------------------------------------------------------
     EACH                  7      SOLE DISPOSITIVE POWER

  REPORTING                                916,130
                        --------------------------------------------------------
    PERSON                 8      SHARED DISPOSITIVE POWER

     WITH                                  0
--------------------------------------------------------------------------------

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            916,130

--------------------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

--------------------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            4.99%
--------------------------------------------------------------------------------

12          TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                          -------------------------------

 CUSIP NO. 59011Y108        SCHEDULE 13G          PAGE   3  OF   11  PAGES
                                                        ---     ----
---------------------                          -------------------------------



--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Narragansett Offshore Ltd.
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  [X]
                                                                       (b)

--------------------------------------------------------------------------------

    3       SEC USE ONLY
--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
                           5      SOLE VOTING POWER
   NUMBER OF
                                           916,130
    SHARES
                        --------------------------------------------------------
 BENEFICIALLY              6      SHARED VOTING POWER

   OWNED BY                                0
                        --------------------------------------------------------
     EACH                  7      SOLE DISPOSITIVE POWER

  REPORTING                                916,130
                        --------------------------------------------------------
    PERSON                 8      SHARED DISPOSITIVE POWER

     WITH                                  0
--------------------------------------------------------------------------------

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            916,130

--------------------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

--------------------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            4.99%
--------------------------------------------------------------------------------

12          TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                          -------------------------------

 CUSIP NO. 59011Y108        SCHEDULE 13G          PAGE   4  OF   11  PAGES
                                                        ---     ----
---------------------                          -------------------------------



--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Narragansett Asset Management, L.L.C.
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  [X]
                                                                       (b)

--------------------------------------------------------------------------------

    3       SEC USE ONLY
--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                           5      SOLE VOTING POWER
   NUMBER OF
                                           0
    SHARES
                        --------------------------------------------------------
 BENEFICIALLY              6      SHARED VOTING POWER

   OWNED BY                                916,130
                        --------------------------------------------------------
     EACH                  7      SOLE DISPOSITIVE POWER

  REPORTING                                0
                        --------------------------------------------------------
    PERSON                 8      SHARED DISPOSITIVE POWER

     WITH                                  916,130
--------------------------------------------------------------------------------

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            916,130

--------------------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

--------------------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            4.99%
--------------------------------------------------------------------------------

12          TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                          -------------------------------

 CUSIP NO. 59011Y108        SCHEDULE 13G          PAGE   5  OF   11  PAGES
                                                        ---     ----
---------------------                          -------------------------------



--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Leo Holdings, LLC
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  [X]
                                                                       (b)

--------------------------------------------------------------------------------

    3       SEC USE ONLY
--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                           5      SOLE VOTING POWER
   NUMBER OF
                                           0
    SHARES
                        --------------------------------------------------------
 BENEFICIALLY              6      SHARED VOTING POWER

   OWNED BY                                916,130
                        --------------------------------------------------------
     EACH                  7      SOLE DISPOSITIVE POWER

  REPORTING                                0
                        --------------------------------------------------------
    PERSON                 8      SHARED DISPOSITIVE POWER

     WITH                                  916,130
--------------------------------------------------------------------------------

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            916,130

--------------------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

--------------------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            4.99%
--------------------------------------------------------------------------------

12          TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                          -------------------------------

 CUSIP NO. 59011Y108        SCHEDULE 13G          PAGE   6  OF   11  PAGES
                                                        ---     ----
---------------------                          -------------------------------



--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mr. Joseph L. Dowling, III
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  [X]
                                                                       (b)

--------------------------------------------------------------------------------

    3       SEC USE ONLY
--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                           5      SOLE VOTING POWER
   NUMBER OF
                                           0
    SHARES
                        --------------------------------------------------------
 BENEFICIALLY              6      SHARED VOTING POWER

   OWNED BY                                916,130
                        --------------------------------------------------------
     EACH                  7      SOLE DISPOSITIVE POWER

  REPORTING                                0
                        --------------------------------------------------------
    PERSON                 8      SHARED DISPOSITIVE POWER

     WITH                                  916,130
--------------------------------------------------------------------------------

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            916,130

--------------------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

--------------------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            4.99%
--------------------------------------------------------------------------------

12          TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                          -------------------------------

 CUSIP NO. 59011Y108        SCHEDULE 13G          PAGE   7  OF   11  PAGES
                                                        ---     ----
---------------------                          -------------------------------


The Schedule 13G filed April 30, 2001, as amended on February 14, 2002, (the "Schedule 13G") filed by Narragansett I, LP, Narragansett Offshore, Ltd., Narragansett Asset Management, LLC, Leo Holdings, LLC, and Mr. Joseph L. Dowling, III (collectively the "Reporting Persons") in connection with the shares of common stock, par value $0.001 per share, of Merlin Software Technologies International, Inc., is hereby amended by this Amendment No. 2 to the Schedule 13G.

ITEM 1(a).        NAME OF ISSUER:

                  Merlin Software Technologies International, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  4370 Dominion Street, Third Floor
                  Burnaby, BC
                  Canada V5G4L7

ITEM 2(a).        NAME OF PERSON FILING.
ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.
ITEM 2(c).        CITIZENSHIP.

                  Narragansett I, L.P. ("Narragansett I")
                  153 East 53rd Street, 26th Floor, New York, New York 10022 Delaware limited partnership

                  Narragansett Offshore, Ltd. ("Narragansett Offshore") c/o Citco Fund Services (Cayman Islands) Ltd.,
                  Corporate Centre, West Bay Road, PO Box 31106 SMB, Grand Cayman, Cayman Islands
                  Cayman Islands corporation

                  Narragansett Asset Management, LLC ("NAMLLC")
                  153 East 53rd Street, 26th Floor, New York, New York 10022 Delaware limited liability company

                  Leo Holdings, LLC ("LH")
                  153 East 53rd Street, 26th Floor, New York, New York 10022 Delaware limited liability company

                  Mr. Joseph L. Dowling, III ("Mr. Dowling")
                  153 East 53rd Street, 26th Floor, New York, New York 10022 United States citizen

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.001 per share

ITEM 2(e).        CUSIP NUMBER:

                  59011Y108

---------------------                          -------------------------------

 CUSIP NO. 59011Y108        SCHEDULE 13G          PAGE   8  OF   11  PAGES
                                                        ---     ----
---------------------                          -------------------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable

ITEM 4.           OWNERSHIP.        As of December 31, 2002:

                  The holdings reported below include shares of common stock issuable to the Reporting Persons upon the conversion of certain convertible notes and the exercise of certain warrants held by the Reporting Persons. The convertible notes and warrants held by the Reporting Persons, among other things, prohibit the holder thereof from converting a principal amount of such convertible debentures or exercising such warrants to the extent that such conversion or exercise would result in the holder, together with other members of a "group", (as that term is defined in the Securities Exchange Act of 1934), that the holder is deemed a part of, beneficially owning in excess of 4.99% of the outstanding common shares following such conversion. Absent such restrictions, the number of shares of common stock beneficially owned by the Reporting Persons would be significantly greater than the amounts reported below.


                  1.  Narragansett I

                  (a)      Amount beneficially owned: 916,130 shares of Common
                           Stock.

                  (b) Percent of Class: 4.99% (based on 18,359,322 shares of Common Stock outstanding as of September 1, 2002 as reported by the issuer in its quarterly report for the quarter ended June 30, 2002)

                  (c)      Number of shares as to which such person has:

                           (i)    sole power to vote or direct the vote: 916,130

                           (ii)   shared power to vote or direct the vote:   0

                           (iii)  sole power to dispose or direct the
                                  disposition of: 916,130

                           (iv)   shared power to dispose or direct the
                                  disposition of:   0

                  2.  Narragansett Offshore.

                  (a)      Amount beneficially owned: 916,130 shares of Common
                           Stock.

                  (b) Percent of Class: 4.99% (based on 18,359,322 shares of Common Stock outstanding as of September 1, 2002 as reported by the issuer in its quarterly report for the quarter ended June 30, 2002)

                  (c)      Number of shares as to which such person has:

                           (i)    sole power to vote or direct the vote: 916,130

                           (ii)   shared power to vote or direct the vote:   0

---------------------                          -------------------------------

 CUSIP NO. 59011Y108        SCHEDULE 13G          PAGE   9  OF   11  PAGES
                                                        ---     ----
---------------------                          -------------------------------



                           (iii)  sole power to dispose or direct the
                                  disposition of: 916,130

                           (iv)   shared power to dispose or direct the
                                  disposition of:   0

                  3.  NAMLLC.

                  (a) Amount beneficially owned: 916,130 shares of Common Stock. NAMLLC is the sole general partner of Narragansett I. The shares reported herein by NAMLLC consists solely of shares of Common Stock beneficially owned by Narragansett I.

                  (b) Percent of Class: 4.99% (based on 18,359,322 shares of Common Stock outstanding as of September 1, 2002 as reported by the issuer in its quarterly report for the quarter ended June 30, 2002)

                  (c)      Number of shares as to which such person has:

                           (i)    sole power to vote or direct the vote: 0

                           (ii)   shared power to vote or direct the vote:
                                  916,130

                           (iii)  sole power to dispose or direct the
                                  disposition of: 0

                           (iv)   shared power to dispose or direct the
                                  disposition of: 916,130

                  4.       LH.

                  (a) Amount beneficially owned: 916,130 shares of Common Stock. LH is the investment manager of Narragansett I and Narragansett Offshore. The shares reported herein by NAMLLC consists solely of shares of Common Stock beneficially owned by Narragansett I and Narragansett Offshore.

                  (b) Percent of Class: 4.99% (based on 18,359,322 shares of Common Stock outstanding as of September 1, 2002 as reported by the issuer in its quarterly report for the quarter ended June 30, 2002)

                  (c)      Number of shares as to which such person has:

                           (i)    sole power to vote or direct the vote: 0

                           (ii)   shared power to vote or direct the vote:
                                  916,130

                           (iii)  sole power to dispose or direct the
                                  disposition of: 0

                           (iv)   shared power to dispose or direct the
                                  disposition of: 916,130

                  5.       Mr. Dowling.

                  (a) Amount beneficially owned: 916,130 shares of Common Stock. Mr. Dowling is the managing member of LH and NAMLLC. The shares reported herein by Mr. Dowling consists solely of shares of Common Stock beneficially owned by LH and NAMLLC.

---------------------                          -------------------------------

 CUSIP NO. 59011Y108        SCHEDULE 13G          PAGE   10  OF   11  PAGES
                                                        ----     ----
---------------------                          -------------------------------



                  (b) Percent of Class: 4.99% (based on 18,359,322 shares of Common Stock outstanding as of September 1, 2002 as reported by the issuer in its quarterly report for the quarter ended June 30, 2002)

                  (c)      Number of shares as to which such person has:

                           (i)    sole power to vote or direct the vote: 0

                           (ii)   shared power to vote or direct the vote:
                                  916,130

                           (iii)  sole power to dispose or direct the
                                  disposition of: 0

                           (iv)   shared power to dispose or direct the
                                  disposition of: 916,130


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

ITEM 10.          CERTIFICATION.

                  By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

---------------------                          -------------------------------

 CUSIP NO. 59011Y108        SCHEDULE 13G          PAGE   11  OF   11   PAGES
                                                        ----     ----
---------------------                          -------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2003



NARRAGANSETT I, L.P.,                           NARRAGANSETT OFFSHORE LTD.,
a Delaware limited partnership                  a Cayman Islands corporation

By:  Narragansett Asset Management, L.L.C.,
a Delaware limited liability company,
its general partner

By:  /s/ Joseph L. Dowling                      By:  /s/ Joseph L. Dowling
     ----------------------------                    ---------------------------
         Joseph L. Dowling, III                          Joseph L. Dowling, III
         Managing Member                                 Director

NARRAGANSETT ASSET MANAGEMENT, L.L.C.,          LEO HOLDINGS, LLC, a Delaware
a Delaware limited liability company            limited liability company

By:  /s/ Joseph L. Dowling                      By:  /s/ Joseph L. Dowling
     ----------------------------                    ---------------------------
         Joseph L. Dowling, III                          Joseph L. Dowling, III
         Managing Member                                 Managing Member




         /s/Joseph L. Dowling
     ----------------------------
         JOSEPH L. DOWLING, III